UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                     to

000-30062
(Commission File Number)

CAPITAL BANK 401(k) RETIREMENT PLAN
(Full title of the plan)

CAPITAL BANK CORPORATION
333 Fayetteville Street, Suite 700
Raleigh, North Carolina 27601

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office)

CAPITAL BANK CORPORATION
Capital Bank 401(k) Retirement Plan

INDEX

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule:
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	10

Signatures	11

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Capital Bank 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Capital Bank 401(k) Retirement Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on  the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Capital Bank 401(k) Retirement Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Raleigh, North Carolina
June 20, 2007

Capital Bank 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets
Participant-directed investments, at fair value	$6,587,498	$6,116,220
Contributions receivable:
Employer	28,174	18,517
Employee	37,431	24,206
	65,605	42,723
Net assets available for benefits	$6,653,103	$6,158,943

The accompanying notes are an integral part of these financial statements.

Capital Bank 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005

Additions to net assets attributed to:
Investment income:
Interest and dividends	$294,142	$129,887
Net appreciation in fair value of investments	334,912	12,607
	629,054	142,494
Contributions:
Employer	613,594	284,549
Employee	940,815	602,972
Rollover	288,503	241,108
	1,842,912	1,128,629
Total additions	2,471,966	1,271,123
Deductions from net assets attributed to:
Benefits paid to participants	1,942,848	1,301,317
Administrative expenses	34,958	35,125
	1,977,806	1,336,442
Net increase (decrease)	494,160	(65,319)
Net assets available for benefits:
Beginning of year	6,158,943	6,224,262
End of year	$6,653,103	$6,158,943

The accompanying notes are an integral part of these financial statements.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements for the Years Ended December 31, 2006 and 2005

1.      Description of Plan

The following description of the Capital Bank 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which covers substantially all full-time employees of Capital Bank Corporation (the “Company”). The Plan was established effective September 1, 1997 and is subject to the provisions of ERISA.

Plan Administration

EMJAY Retirement Services (“EMJAY”), a division of Great-West Life and Annuity Insurance Company, is the appointed trustee and record keeper for the Plan.

Eligibility of Participation

All full-time employees over the age of 18 are eligible to participant in the Plan.

Contributions

Participant contributions are voluntary, and the Company imposes no limitations on participant contributions other than certain Internal Revenue Code (“IRC”) limitations. The Company may make a discretionary match on participant contributions. During the years ended December 31, 2006 and 2005, the Company matched 100% of individual participant contributions up to 6 percent of the employee’s eligible salary.

Participants may make changes in their contribution percentage monthly.

Investments

Upon enrollment in the Plan, participants may direct the investment of contributions to any of the investment options offered by the Plan, including Company common stock (limited to 25 percent of total allocation) and nine funds administered by EMJAY. Contributions are allocated to investment options in whole percentages with a minimum of 1 percent per elected investment option. The Plan permits participants to redistribute asset balances and to change investment allocations on a daily basis during business days.

Vesting

Employee contributions are always 100 percent vested. Employer matching contributions are subject to the following vesting schedule:

	Years of Service Credited*
	1	2	3	4	5

Percent Vested	0%	20%	40%	60%	100%

*To earn a year of service, a participant must be credited with at least 1,000 hours at the end of the first twelve consecutive months of employment for which the participant is compensated directly or indirectly by Capital Bank for the performance of duties during any Plan year.

Participant Accounts

Each participant’s separate account is credited with the participant’s contribution, the Company’s matching contribution and earnings on the account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements (Continued)

Participant Loans

Participants may borrow from their account balances subject to Internal Revenue Service (“IRS”) regulation. Participants must have a qualified financial hardship, as defined, and may not borrow less than $1,000. Interest charged on participant loans by the Plan administrator ranged from 5.00% to 9.25% during 2006 and 2005. Principal and interest is paid through payroll deductions.

Payment of Benefits

On termination of service due to separation from the Company, retirement, permanent disability or death, a participant will receive either a lump sum amount or installment payments equal to the value of the participant’s vested account.

Forfeitures

At December 31, 2006 and 2005, forfeited nonvested amounts totaled $313 and $44,929, respectively. Forfeitures are used to reduce Company contributions. During the year ended December 31, 2006 and 2005, the Company used $150,265 and $168,391, respectively, to reduce Company matching contributions.

Party-in-Interest

The Plan invests in the Company’s common stock and certain mutual funds administered by EMJAY. The income of the Plan is derived from these investments; therefore, these transactions qualify as party-in-interest transactions, which are allowable under ERISA.

During the years ended December 31, 2006 and 2005, the Plan purchased 14,428 shares and 9,617 shares, respectively, and sold 26,726 and 16,241 shares, respectively, of the Company’s common stock.

2.      Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States.

Administrative Expenses

The Plan and the Company pay administrative expenses of the Plan. During the year ended December 31, 2006 and 2005, all administrative expenses totaling $34,958 and $35,125, respectively, were paid by the Plan. The Company pays certain accounting and legal fees associated with the audit of the Plan’s financial statements and filing of Form 11-K with the Securities and Exchange Commission (“SEC”).

Investment Valuation and Income Recognition

The Plan’s investments consist of the Company’s common stock and mutual funds administered by EMJAY. All investments are recorded at fair value except the Wells Fargo Stable Return Fund as described below. Quoted market prices are used to value common stock. Shares of mutual funds are valued at the quoted market net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximates fair value.

Approximately 7% of the Wells Fargo Stable Return Fund is invested in fully benefit-responsive guaranteed investment contracts as of December 31, 2006. In accordance with Statement of Position (SOP) 94-4-1 issued by the American Institute of Certified Public Accountants, Reporting of Fully-Benefit Responsive Investment Contracts Held by Certain Defined-Contribution Health and Welfare and Pension Plans, the underlying contracts held in the Wells Fargo Stable Return Fund are fully benefit responsive. Under the provisions of SOP 94-4-1, such contracts should be reported at contract value. The remaining 93% of the Wells Fargo Stable Return Fund’s assets are invested in various other income instruments, which are carried at fair market value. Management has determined that the contract value of the Wells Fargo Stable Return Fund’s 7% holding in guaranteed investment contracts approximates fair market value as of December 31, 2006 and 2005, and accordingly the Wells Fargo Stable Return Fund is carried at fair market value by the Plan. For the years ended December 31, 2006 and 2005, the Wells Fargo Stable Value Fund’s average yield, net of expenses, was approximately 4.24% and 3.89%, respectively.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits, and disclosure of contingent assets and liabilities during the reported periods. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

3.      Investments

The following presents investments that represent five percent or more of the Plan’s net assets in one or both years presented:

	2006		2005
	Shares	Value	Shares	Value

Capital Bank Corporation Stock	40,039	$680,836	52,337	$783,839
American Century Ultra Fund	–	–	27,259	820,227
American Funds Growth Fund	17,172	560,827	–	–
EuroPacific Growth Fund	17,421	811,108	12,626	518,943
Fidelity Capital Appreciation Fund	13,210	358,136	12,422	311,800
Franklin Small Cap Growth II Fund	40,899	499,783	36,176	447,494
Neuberger & Berman Genesis Fund	11,070	528,352	6,805	330,373
PIMCO Total Return Fund	69,405	720,419	46,963	493,114
Vanguard Index 500 Fund	5,189	677,654	5,665	651,031
Vanguard Windsor Fund II	30,371	1,055,376	24,475	766,811
Wells Fargo Stable Return Fund	17,400	691,992	25,838	986,003

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $334,912 and $12,607, respectively, as follows:

	2006	2005

Common/collective trust	$29,682	$41,039
Mutual funds	216,962	125,709
Common stock	88,268	(154,141)
	$334,912	$12,607

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements (Continued)

4.      Tax Status

The Company adopted a Prototype Non-Standardized Profit Sharing arrangement which received a favorable opinion letter from the IRS on February 28, 2004 which stated that the form of the prototype plan is designed in accordance with applicable sections of the IRC. The Plan has since been amended. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, distribution of assets would continue in accordance with existing Plan provisions and would be distributed to participants with a deduction for expenses.

6.      Plan Amendments

Effective January 1, 2006, the Plan was amended and restated to: (i) eliminate the requirement that new employees must be employed for three months to be eligible to participate in the Plan; (ii) add automatic enrollment of Company employees upon date of hire at a contribution rate of 3% per gross pay unless the employee opts out of the Plan or requests a different contribution percentage; and (iii) specify for purposes of salary deferrals, matching contributions and profit sharing contributions, bonuses will be excluded.

7.      Nonexempt Transactions

Title I of ERISA requires that all employee contributions be submitted to the Plan as soon as administratively possible but no later than the 15th business day of the month following the month of being withheld from compensation. Failure to remit employee contributions into the Plan on a timely basis is considered a non-exempt transaction with a party-in-interest. There were no such non-exempt transactions during 2006 and 2005.

8.      SEC Filing

The Plan commenced filing Form 11-K with the SEC for each of the two years ended December 31, 2002 and 2003. A Form 11-K is required for any period in which the Plan participants can elect to invest their individual contributions in the securities of the Plan sponsor, which became an available election in July 2000. In the event that additional filings are required, the Plan sponsor would be responsible for paying any associated costs not permitted to be paid by the Plan under Department of Labor Rules and Regulations.

Capital Bank 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Number of Shares/Units	Cost	Current Value

Capital Bank Corporation Stock (1)	Common Stock	40,039	$594,792	$680,836
American Funds Growth Fund	Mutual fund	17,172	545,207	560,827
EuroPacific Growth Fund	Mutual fund	17,421	645,761	811,108
Fidelity Capital Appreciation Fund	Mutual fund	13,210	339,876	358,136
Franklin Small Cap Growth II Fund	Mutual fund	40,899	438,343	499,783
Neuberger & Berman Genesis	Mutual fund	11,070	490,202	528,352
PIMCO Total Return Fund	Mutual fund	69,405	731,769	720,419
Vanguard Index 500 Fund	Mutual fund	5,189	567,637	677,654
Vanguard Windsor II Fund	Mutual fund	30,371	968,947	1,055,376
Wells Fargo Stable Return Fund	Common /Collective Trust	17,400	626,995	691,992

Participant Loans (1)	5.00%–9.25%, due 2008–2010		3,004	3,015
			$5,952,533	$6,587,498
 (1) Party-in-interest

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Company Name

Date: June 20, 2007	By:	/s/ A. Christine Baker
A. Christine Baker
Chief Financial Officer
(Authorized Officer and Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23	Consent of Independent Registered Public Accounting Firm